ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 9 FEBRUARY 2009	OTCBB Code: OBTLY

ORBITAL AND SYGMA

ALTERNATIVE FUEL INITIATIVES - BRAZIL

PERTH, AUSTRALIA – 9 February 2009: Orbital Corporation Limited (ASX: OEC – “Orbital”) and Sygma Motors – Engenharia, Indústria E Comércio de Motores Ltda of Brazil (“Sygma”) are pleased to announce that agreement has been reached on two significant engineering programs, with Vale Solutions in Energy (“VSE”) as the end customer.

Senior representatives of Orbital and Sygma, including Directors of Sygma Group and Sygma Motors, and the Chief Executive Officer of Orbital, have met for discussions regarding joint business initiatives in Brazil. The discussions were supported by the President of VSE, Sygma’s exclusive partner for engine development.

Orbital’s FlexDITM has been selected as the most promising technology for a new family of high efficiency heavy duty Flex Fuel engines currently being developed by Sygma for VSE. The application will commence with an engine test and development program supported by Orbital with a total value of $A1.6m; also included in the scope is co-development of a spark ignited ethanol combustion system to be used in a demonstration program, and targeted for retrofit of existing diesel engine applications.

Applications include ethanol and CNG flex-fuelled internal combustion engines; initially, but not limited to the 80 to 1500 hp power generation class in Brazil, and subsequently in other markets and sectors. VSE intends to utilize these engines, primarily in the resources sector, in support of a clean energy strategy.

The companies will also cooperate on possible flex-fuel OE and retrofit applications for transportation, either with spark ignition FlexDITM or diesel pilot ignition, for Ethanol and CNG fuelling of heavy duty engines, and for the light duty commercial vehicle sector.

The Companies recognize the primary market drivers for uptake of flex-fuel ethanol-CNG engines will include environmental benefits for local air quality together with greenhouse gas abatement, operational cost savings, and the market appeal of clean energy solutions.

Terry Stinson, Orbital’s Chief Executive Officer, commented “Our new alliance with Sygma Motors is in line with Orbital’s strategy to expand into alternative fuels.  We are very pleased to continue our initiatives with Sygma Motors in Brazil.  Brazil is recognized as the leading country in the use of renewable fuels and provides an excellent foundation for the expansion of FlexDITM ethanol – CNG engine applications”.

Sygma Motors co-founder and Managing Director, Marcos Langeani, added “The Orbital FlexDITM system provides a series of potential solutions that we will be busy developing in the months to come. We believe that we will be able to achieve spark ignited operation with ethanol that matches or exceeds that obtained with advanced high efficiency natural gas reciprocating engines of equivalent size”.

ENDS

CONTACTS	Mr Terry Stinson CEO	Telephone +61 8 9441 2462 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

About Sygma Motors

Sygma Motors is a Brazilian, technology driven company formed in November 2007, whose activities focus on development, research and innovation in high speed engines for power generation, from 80 to 1500 horsepower. The Company's main goal is the development of an Advanced Internal Combustion Engine Family with reduced environmental footprint and capable of operating efficiently on green fuels, primarily ethanol. Sygma Motors is a privately owned and limited company. Its nine partners are Consultants and Engineers with extensive experience in research, development and innovation markets.

About VSE

Vale Soluções em Energia (VSE) is a Brazilian company, formed in December 2007, whose activities will focus primarily on the use of new technological solutions, targeting the clean utilization of coal, as well as renewable fuels including ethanol, biodiesel and biogas, by means of environmentally sustainable processes. VSE is a partnership between Vale, BNDES and Sygma Tecnologia. Vale is a global mining company and a player in coal, and is Brazil’s largest energy consumer. BNDES is a fostering national bank that has a portfolio of US$ 100 Billion in investments and holdings in a large number of Brazilian companies, with an annual loan and financing programme of US$ 45 Billion. Sygma is a technology driven company, based in São José dos Campos, Brazil, specializing in energy and aerospace technological development projects. VSE's product portfolio consists of energy generation systems based on a family of small gas/steam/ethanol turbines, an Advanced Internal Combustion Engine family, and Coal/Biomass gasifiers, all under development.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.